13-19

SECURITIE[S AND EXCHANGE COMMI]SSION

04017320

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Revolution Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Park Plaza, 4th Floor
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rogers, Suleski & Associates, LLC
(Name – *if individual, state last, first, middle name*)

400 Hunnewell Street, Suite 5,	Needham	MA	02494-1300
(Address)	(City)	(State)	(Zip Code)

SEC RECEIVED MAR - 1 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Falvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Revolution Partners LLC, as of February 27, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

On this 27 day of February 20 04, before me, the undersigned notary [illegible] (name of document [illegible]) which were [illegible] signed on the [illegible]

Peter M. Falvey [illegible] to me that the [illegible] (his) (her)

February 12, 2010 (official signature and seal of notary)

REVOLUTION PARTNERS, LLC
Reconcilation of Unaudited and Audited Balance Sheets
As of December 31, 2003

	UNAUDITED	ADJUSTMENTS	AUDITED
ASSETS			
Allowable Assets			
Checking/Savings			
Cash	$ 546,955	$ (13,697)	$ 533,257
Savings	1,001,646	-	1,001,646
Total Allowable Assets	1,548,601	(13,697)	1,534,903
Non-Allowable Assets			
Accounts Receivable	586,363	(453,843)	132,519
Fixed Assets Net of Depreciation	56,591	(7,755)	48,837
Investments	-	115,500	115,500
Security Deposit	109,800	(13,033)	96,767
Total Non-Allowable Assets	752,754	(359,131)	393,623
TOTAL ASSETS	$ 2,301,355	$ (372,828)	$ 1,928,526
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	$ 12,036	$ 9,872	$ 21,908
Accrued Expenses	-	178,251	178,251
Salary Payable	740,599	1,680	742,279
Line of Credit - Dell	2,705	(2,705)	-
Note Payable - Dell	1,782	(1,782)	-
Accrued Payroll	2,246	(2,246)	-
Total Current Liabilities	759,367	183,071	942,438
Long Term Liabilities			
Employee Note Payable	-	-	-
Total Liabilities	759,367	183,071	942,438
Equity			
Capital DGL Draws	(588,500)	451,750	(136,750)
Capital DGL	-	68,886	68,886
Capital PMF Draws	(623,500)	372,750	(250,750)
Capital PMF	-	183,886	183,886
Partner Investment	215,100	(215,100)	-
Net Income	2,538,887	(1,418,072)	1,120,816
Total Equity	1,541,987	(555,899)	986,088
TOTAL LIABILITIES & EQUITY	$ 2,301,355	$ (372,828)	$ 1,928,526

NET CAPITAL COMPUTATION			
Total Assets	2,301,355	(372,828)	1,928,526
Total Liabilities	759,367	183,071	942,438
Net Worth	1,541,987	(555,899)	986,088
Non-Allowable Assets	752,754	(359,131)	393,623
Tentative Net Capital	789,233	(196,768)	592,465
Haircuts	-	-	-
Net Capital	789,233	(196,768)	592,465
Minimum Net Capital	50,624	12,205	62,829
Excess Net Capital	738,609	(208,973)	529,636

Explaination of Material Audit Adjustments

1. **Adjusted accounts receivable by $453,843 for bad debts**
2. **Recorded investment of preferred stock of $115,500 as investments and revenue**
3. **Accrued 2003 profit-sharing contribution of $114,474**
4. **Accrued additional employee bonuses of $42,500 for work performed in 2003**
5. **Closed out prior year equity activity**

REVOLUTION PARTNERS, LLC

Financial Statements

For the Years Ended December 31, 2003 and 2002

REVOLUTION PARTNERS, LLC
Financial Statements
For the Years Ended December 31, 2003 and 2002

<u>*Contents*</u>

Rogers, Suleski & Associates, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Randolph E. Rogers, CPA
Edward J. Suleski, Jr., CPA

INDEPENDENT AUDITORS' REPORT

To the Members of
Revolution Partners, LLC
Boston, MA

We have audited the accompanying balance sheets of Revolution Partners, LLC as at December 31, 2003 and 2002, and the related statements of income, members' equity, and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Revolution Partners, LLC as at December 31, 2003 and 2002, and the results of its operations and its cash flows the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the income statement schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The income statement schedules and the computation of net capital have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rogers, Suleski & Associates, LLC

Needham Heights, Massachusetts
February 19, 2004

400 Hunnewell Street, Needham Heights, MA 02494-1300, Tel: 781-444-5500, Fax: 781-444-9475, Email: rsa@rogers-suleski.com

REVOLUTION PARTNERS, LLC
Balance Sheets
As at December 31, 2003 and 2002

	2003	2002
ASSETS		
Current assets:		
Cash	$1,534,903	$ 158,675
Accounts receivable	132,519	108,988
Total current assets	1,667,422	267,663
Property and equipment, net	48,837	26,330
Other assets:		
Investments, at cost	115,500	-
Security deposits	96,767	23,800
Total other assets	212,267	23,800
Total Assets	$1,928,526	$ 317,793
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Note payable	$ -	$ 1,782
Line of credit	-	2,705
Accounts payable	21,908	96
Accrued expenses	806,056	60,438
Accrued profit-sharing contribution	114,474	-
Total current liabilities	942,438	65,021
Equity:		
Members' equity	986,088	252,772
Total Liabilities and Members' Equity	$1,928,526	$ 317,793

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC

Statements of Income

For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenue	$3,943,705	$1,509,022
Operating expenses	2,824,254	1,219,138
Income from operations	1,119,451	289,884
Other income	1,365	1,055
Net income	$1,120,816	$ 290,939

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC
Statements of Members' Equity
For the Years Ended December 31, 2003 and 2002

Balance at December 31, 2001	$ 614,333
Members' contributions	195,000
Members' distributions	(847,500)
Net income	290,939
Balance at December 31, 2002	252,772
Members' contributions	-
Members' distributions	(387,500)
Net income	1,120,816
Balance at December 31, 2003	$ 986,088

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC
Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$1,120,816	$ 290,939
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	12,653	14,601
Restricted stock received as compensation	(115,500)	-
Decrease (increase) in operating assets:		
Accounts receivable	(23,531)	(94,988)
Other current assets	-	33,664
Increase (decrease) in operating liabilities:		
Accounts payable	21,812	(4,957)
Accrued expenses	745,618	(17,360)
Accrued profit-sharing contribution	114,474	-
Net Cash Provided by Operating Activities	1,876,342	221,899
CASH FLOWS FROM INVESTING ACTIVITIES		
Security deposit paid	(72,967)	-
Purchases of property and equipment	(35,160)	(9,707)
Proceeds received from insurance settlement	-	7,399
Net Cash Used in Investing Activities	(108,127)	(2,308)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings (repayments) on note payable, net	(1,782)	1,782
Borrowings (repayments) on line of credit, net	(2,705)	2,705
Members' contributions	-	195,000
Distributions to members	(387,500)	(847,500)
Net Cash Used in Financing Activities	(391,987)	(648,013)
Net Increase (Decrease) in Cash	1,376,228	(428,422)
Cash at Beginning of Period	158,675	587,097
Cash at End of Period	$1,534,903	$ 158,675

See Accompanying Notes to Financial Statements

1. *Nature of Business*

Revolution Partners, LLC (the "Company") is a technology investment banking boutique located in Boston, Massachusetts. The Company specializes in mergers and acquisitions and private capital fundraising.

2. *Summary of Significant Accounting Policies*

Accounting Method
The financial statements are prepared on the accrual method of accounting in accordance with generally accepted accounting principles.

Accounts Receivable
Accounts are charged to bad debt expense as they are deemed uncollectible based on a periodic review of the accounts. At December 31, 2003 and 2002, management considered all accounts receivable to be collectible.

Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any remaining gain or loss is reflected as income or expense. The cost of maintenance and repairs is charged to expense when incurred.

Income Taxes
The Company has elected to be taxed as a partnership under the Internal Revenue Code and a state statute. In lieu of the Company paying income taxes, the members of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes is included in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. *Summary of Significant Accounting Policies (continued)*

Reclassifications
Certain prior period amounts have been reclassified to conform with current year presentation.

3. *Property and Equipment*

Property and equipment consists of the following as of December 31:

	Estimated Useful Lives	2003	2002
Furniture and fixtures	7 years	$ 11,250	$ 11,250
Computer equipment	3 - 5 years	67,760	32,601
		79,010	43,851
Less accumulated depreciation		(30,173)	(17,521)
		$ 48,837	$ 26,330

Depreciation expense totaled $12,653 and $14,601 for the year ended December 31, 2003 and 2002, respectively.

4. *Investments*

During 2003, the Company received 28,102 shares of non-marketable convertible preferred stock of a privately-held company as compensation for services rendered. The shares were issued at a value of $4.11 per share and represent a minority ownership of the company. Since market value is not readily determinable, the shares are recorded at cost.

Also during 2003, the Company received warrants and stock options from numerous clients in addition to fees for services rendered. The warrants and options carry varying exercise prices and expiration dates. As of December 31, 2003, the Company has not exercised any warrants or options.

5. *Note Payable*

During 2002, the Company entered into a loan agreement with Dell. The note was secured by computer equipment, with an interest rate of 22.99%. The Company paid off the loan in May 2003.

During 2002, the Company entered into an unsecured borrowing agreement with Dell for a line-of-credit facility. The line provides for a maximum borrowing limit of $5,000 and provides for interest at 22.99%. The amounts outstanding as of December 31, 2003 and 2002 were $-0- and $2,705, respectively.

6. *Leases*

The Company leases its facilities and certain equipment under operating lease agreements expiring at various dates through 2009. At December 31, 2003, the Company's annual future minimum payments required under these leases are as follows:

2004	$ 208,544
2005	241,940
2006	248,218
2007	254,505
2008	260,786
Thereafter	108,661
Total	$1,322,654

Rental expense under all operating leases was approximately $173,465 and $158,727 for the year ended December 31, 2003 and 2002, respectively.

7. *Concentrations*

The Company maintains substantially all of its cash at financial institutions in bank accounts that at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

8. ***401(k) Plan***

During 2003, the Company established a 401(k) plan (the "Plan") for its employees. An employee of the Company becomes eligible to participate in the Plan on the first day of the month following their first month of employment and having attained the age of 21. The Company may make matching and discretionary contributions to the Plan on the behalf of its employees. The Company did not make any matching contributions for the year ended December 31, 2003. However, the Company did vote a discretionary contribution for the year ended December 31, 2003 in the amount of $114,474.

9. ***Net Capital***

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the year ended December 31, 2003, the Company had net capital of $592,465, which is in excess of the minimum net capital of $62,829 and the Company's aggregate indebtedness to net capital ratio was 1.6 to 1. For the year ended December 31, 2002, the Company had net capital of $93,654, which was is excess of the minimum net capital of $5,000 and the Company's aggregate indebtedness to net capital ratio was 0.7 to 1.

REVOLUTION PARTNERS, LLC
Income Statement Schedules
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenue:		
Advisory fees	$3,844,750	$1,472,967
Reimbursed expenses	98,955	36,055
Total Revenue	$3,943,705	$1,509,022
Operating Expenses:		
Bad debt expense	$ 408,843	$ 131,726
Bank service charges	209	2,076
Business development	128,019	30,396
Consulting expense	9,368	5,395
Depreciation	12,653	14,601
Dues and subscriptions	27,990	26,035
Education and training	1,503	1,100
Equipment rental	15,882	6,979
Insurance	52,263	37,238
Licenses and permits	580	325
Maintenance	10,870	9,634
Marketing	29,906	48,573
Meals and entertainment	39,890	8,917
Office supplies and expense	15,334	7,587
Postage and delivery	5,399	2,413
Printing and reproduction	5,288	7,144
Professional services	135,800	34,292
Profit-sharing expense	114,474	-
Rent	157,583	151,748
Research	49,985	-
Salaries and wages	1,451,046	566,272
Taxes, payroll	45,621	36,990
Telephone	49,147	47,409
Travel	44,567	33,373
Utilities	12,034	8,915
Total Operating Expenses	$2,824,254	$1,219,138
Other Income (Expense):		
Interest income	$ 1,488	$ 1,951
Interest expense	(123)	(896)
Total Other Income	$ 1,365	$ 1,055

See Independent Auditors' Report

REVOLUTION PARTNERS, LLC
Computation of Net Capital
As at December 31, 2003 and 2002

	2003	*2002*
Total assets	$1,928,526	$ 317,793
Total liabilities	942,438	65,021
Net worth	986,088	252,772
Non-allowable assets	393,623	159,118
Tentative net capital	592,465	93,654
Minimum net capital	62,829	5,000
Excess net capital	$ 529,636	$ 88,654

See Independent Auditors' Report

Rogers, Suleski & Associates, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Randolph E. Rogers, CPA
Edward J. Suleski, Jr., CPA

REPORT ON INTERNAL CONTROL

To the Members of
Revolution Partners, LLC
Boston, MA

In planning and performing our audits of the financial statements and supplemental schedules of Revolution Partners, LLC for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

400 Hunnewell Street, Needham Heights, MA 02494-1300, Tel: 781-444-5500, Fax: 781-444-9475, Email: rsa@rogers-suleski.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rogers, Salesli & Associates, LLC

Needham Heights, Massachusetts
February 19, 2004